UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Evoqua Water Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30057T105

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    30057T105

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,087,290*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,087,290*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,087,290*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 113,264,493 Shares (as defined herein) outstanding as of February 1, 2018, as reported by the Issuer (as defined herein) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2018.

CUSIP No.    30057T105

1	NAMES OF REPORTING PERSONS Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,087,290*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,087,290*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,087,290*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*   See Item 4 of this Schedule.

** Based on 113,264, 493 Shares outstanding as of February 1, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on February 7, 2018.

CUSIP No.    30057T105

1	NAMES OF REPORTING PERSONS Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,087,290*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,087,290*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,087,290*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*   See Item 4 of this Schedule.

** Based on 113,264,493 Shares outstanding as of February 1, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on February 7, 2018.

CUSIP No. 30057T105	Page 5 of 9

Item 1(a).	Name of Issuer:

Evoqua Water Technologies Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

210 Sixth Avenue

Pittsburgh, Pennsylvania 15222

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).
(ii)	Fullerton Fund Investments Pte Ltd (“FFIP”), a wholly-owned subsidiary of Temasek Holdings.
(iii)	Havelock Fund Investments Pte Ltd (“Havelock”), a wholly-owned subsidiary of FFIP.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

(ii)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

(iii)	60B Orchard Road
#06-18 Tower 2, The Atrium@Orchard
Singapore 238891

Item 2(c).	Citizenship:

(i)	Republic of Singapore
(ii)	Republic of Singapore
(iii)	Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share (“Shares”).

Item 2(e).	CUSIP Number:

30057T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.    30057T105

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2017, Havelock directly owned 8,087,290 Shares. Havelock is wholly-owned by FFIP, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2017, each of Temasek Holdings and FFIP may be deemed to have beneficially owned the 8,087,290 Shares owned directly by Havelock.

(b)	Percent of class:

As of December 31, 2017, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and FFIP, and directly and beneficially owned by Havelock, constituted approximately 7.1% of the Shares outstanding.

All percentage calculations in this Schedule are based on 113,264,493 Shares outstanding as of February 1, 2018, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Commission on February 7, 2018.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

As of December 31, 2017:

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 8,087,290

FFIP: 8,087,290

Havelock: 8,087,290

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 8,087,290

Temasek Capital: 8,087,290

Havelock: 8,087,290

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not applicable.

CUSIP No.    30057T105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018		TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorized Signatory

Dated: February 12, 2018		FULLERTON FUND INVESTMENTS PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

Dated: February 12, 2018		HAVELOCK FUND INVESTMENTS PTE LTD

	By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated February 12, 2018, among Temasek Holdings (Private) Limited, Fullerton Fund Investments Pte Ltd and Havelock Fund Investments Pte Ltd.